Skadden, Arps, Slate, Meagher & Flom LLP

525 University Ave #1100

Palo Alto, CA 94301

November 28, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention:	Mr. Daniel F. Duchovny

Re:	Forward Industries, Inc. (the “Company”)
Preliminary Proxy Statement filed by Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, and Darryl Keys
Filed November 14, 2014
File No. 001-34780

Dear Mr. Duchovny:

On behalf of Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, and Darryl Keys, we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated November 21, 2014, relating to the Company’s preliminary proxy statement on Form PREC14A (the “Preliminary Proxy”), filed with the SEC on November 14, 2014.

The numbered paragraphs of this letter correspond to the bullets contained in the Staff’s letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized type below and provided responses immediately following each of the Staff’s comments.

Cover Letter

1.	Please revise your proxy statement to provide consistent disclosure about the number of individuals you are nominating as well as the number of seats on the company’s board.

Response: In response to the Staff’s comment, Mr. Wise and his associates have amended the Preliminary Proxy accordingly.

2.	We note that the company has asserted you failed to comply with the company’s bylaws in submitting your nominations and has filed a lawsuit seeking a declaratory judgment to that effect. Please disclose here, and highlight, this disagreement, the filing of the court action by the company and the consequences of a court decision on your ability to solicit proxies and on the votes being valid.

Response: In response to the Staff’s comment, Mr. Wise and his associates have amended the Preliminary Proxy accordingly.

3.	We note the following examples must be supported…that there are “significant concerns over a number of highly-questionable related party transactions and poorly conceived corporate strategies being pursued by the Company that [you] believe have obstructed the realization of shareholder value.”

Response: In response to the Staff’s comment, Mr. Wise and his associates respectfully submit that it is their collective belief that the investment and corporate management strategies implemented by the Company’s presently constituted Board of Directors (the “Board”) have resulted in a devaluation of shareholder capital that has obstructed the realization of untapped shareholder value. The Company’s stock price is currently worth 25.1% less than its value one year ago and 66.8% less than its value on August 9, 2010, the day prior to the appointment of Mr. Johnson as director and Chairman, along with the appointment of two additional individuals selected by Mr. Johnson as directors and the replacement of the Company’s CEO with Mr. Johnson’s candidate. In addition, the Board has pursued certain investment strategies, notably authorizing the investment of up to $2,000,000 of the Company’s cash reserves in Mr. Johnson’s private investment vehicle LaGrange Capital Administration, LLC (“LaGrange Capital”), which has resulted in the loss of approximately $722,000 during 2013. It is the opinion of Mr. Wise and his associates that both the magnitude of the investment —over 20% of the Company’s market capitalization—and the amount of losses sustained in such a short period of time—almost 8% of the Company’s market capitalization—are unusual given the Company’s size and an indication that Mr. Johnson’s investment strategy was deeply flawed. Mr. Wise and his associates believe that the market and financial data relating to the Company evidence the Board’s failure to properly safeguard shareholder capital and produce adequate returns.

We note the following examples must be supported…that the board “as currently constituted is not taking the proper action to unlock this value for the benefit of all stockholders.”

Response: In response to the Staff’s comment, Mr. Wise and his associates respectfully refer to the above response detailing the magnitude of investment and losses associated with the Company’s investment with LaGrange Capital, which has substantially reduced the availability of resources that could be devoted to activities that serve to improve the Company’s core business. Moreover, it is the understanding of both Mr. Wise and Mr. Morgan that the Board is presently contemplating pursuing a major acquisition, the financing of which would materially impact the Company’s current capital structure. It is the opinion of Mr. Wise and his associates that pursuing a major acquisition that could imperil the existing current assets of the Company is not in the best interests of the Company’s shareholders and will not contribute towards improving the profitability of the Company’s existing line of business and increasing the Company’s stock price.

We note the following examples must be supported…your disclosure in each of the four bullet points under the heading “Related Party Transactions” on pages 11-12.

Response: In response to the Staff’s comment, Mr. Wise and his associates respectfully submit as follows:

•	Issuance of New 6% Senior Convertible Preferred Stock. Mr. Wise and his associates respectfully refer to the disclosure in the Company’s abovementioned Form 10-K, which details the preferential dividend, governance, and liquidation rights of the 6% senior convertible preferred stock that was issued in June 2013. The Company’s proxy statement filed on Schedule 14A with the SEC on August 29, 2013 details Mr. Johnson and Mr. Gordon’s respective ownership of convertible preferred stock.

2

•	400%+ Increase in Rent Payable to Mr. Johnson’s Company. Mr. Wise and his associates respectfully refer to the Company’s quarterly report filed on Form 10-Q with the SEC on August 19, 2014, which details the rental agreement concluded between LaGrange Capital and the Company. According to the Company’s disclosure, on February 1, 2014, the Company began leasing office space in New York, New York for its Chief Executive Officer at a rate of $2,500 per month from LaGrange Capital. Effective April 1, 2014, LaGrange increased the monthly rental charge (inclusive of rent, allocable share of office assistant, and equipment leases) from $2,500 to approximately $12,700 per month.

•	New dilutive issuance of convertible preferred stock. Mr. Wise and his associates respectfully refer to the lawsuit initiated in United States District Court by the Company’s former Chief Financial Officer, James McKenna, against the Company and certain members of the Company’s Board by Mr. McKenna delineating a number of deeply troubling instances of wrongdoing by officers of the Company. In particular, Mr. McKenna’s lawsuit details the false and unauthorized filing of an “Application for Additional Shares Listing” form to NASDAQ under Mr. McKenna’s name and office, which sought to list the common shares underlying a new issuance of convertible preferred stock. Mr. McKenna alleges that he was not privy to such prospective issuance until he received a notification that the form had been filed with NASDAQ without his authorization. Both Mr. Wise and Mr. Morgan, in their capacity as directors, were similarly not apprised of any such prospective issuance and were only first alerted to it through Mr. McKenna’s e-mail communications to the Board asking that such form be withdrawn.

4.	Provide us with the factual support for these assertions…that it is your intent to “ensure that the best interests of stockholders are the first and foremost consideration in all Board decisions and that the Board has established appropriate governance procedures determining and evaluating any significant Board action.”

Response: In response to the Staff’s comment, Mr. Wise and his associates have amended the Preliminary Proxy to remove the referenced language.

Provide us with the factual support for these assertions…that the board “has been misusing Forward’s resources and funds for its own purposes, having failed to either provide or enact a strategic vision that enhances stockholder value at Forward.”

Response: In response to the Staff’s comment, Mr. Wise and his associates respectfully submit that the foregoing responses detailing the repeated conclusion of related-party transactions between the Company and Mr. Johnson, either personally or through LaGrange Capital, evidence a misuse of corporate resources with no ostensible benefit other than Mr. Johnson’s personal enrichment. In particular, the amount of Company funds invested in LaGrange Capital was unreasonably sizable given the Company’s market capitalization. In addition, subsequent rounds of investment were approved by the Board despite the failure of Mr. Johnson to produce returns and the loss of the initial capital. Mr. Johnson unreasonably profited from this enterprise, at the expense of the shareholders, by negotiating a 1% asset-based fee and a 20% performance fee, which, as previously referred to in our July 9, 2014 letter to the SEC, is significantly above the market average. The aforementioned rental increase is yet another instance of corporate funds being directed towards Mr. Johnson and his personal investments. It is the belief of Mr. Wise and his associates that the Company’s investment in and rental agreement with LaGrange Capital were primarily intended to provide capital for Mr. Johnson’s private investment vehicle and furnish Mr. Johnson with additional revenue streams, rather than as a financial strategy designed to enhance shareholder value or increase Company reserves.

3

Reasons for the Solicitation, page 11

5.	Please refer to the third bullet point in this section. With a view toward revised disclosure, please tell us whether any other terms of the referenced lease changed along with the rental charges. For example, was the space leased increased? Were there any additional amenities?

Response: In response to the Staff’s comment, Mr. Wise and his associates respectfully submit that their knowledge of the rental agreement between the Company and LaGrange Capital is limited to the publicly available disclosure in the Company’s abovementioned Form 10-Q filed with the SEC on August 19, 2014, pursuant to which no additional consideration was detailed to warrant the increase in rental charges, and are not otherwise aware of any changes to the terms of this lease other than the amount of rental charges. Neither Mr. Wise nor Mr. Morgan, in their capacity as directors, were advised of this increase prior to its disclosure in the Form 10-Q and have received no such further information justifying the increase. Mr. Wise and his associates have amended the Preliminary Proxy to clarify their lack of visibility on the issue.

Proposal No. 1, page 13

6.	Please disclose the business experience for Mr. Fine for the past five years.

Response: In response to the Staff’s comment, Mr. Wise and his associates have amended the Preliminary Proxy accordingly.

Proposal No. 2, page 15

7.	Please disclose for each proposal how unmarked proxy cards will be voted in the proxy statement and in the proxy card.

Response: In response to the Staff’s comment, Mr. Wise and his associates have amended the Preliminary Proxy accordingly.

Solicitation of Proxies, page 18

8.	We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Response: In response to the Staff’s comment, Mr. Wise and his associates confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Additional Participant Information, page 18

9.	We note your disclosure in the last paragraph on page 20 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4

Response: In response to the Staff’s comment, Mr. Wise and his associates respectfully submit that the Bylaws of the Company do not specify any requirements for the nomination of substitute nominees. In the event the Company increases the number of directors to be elected to the Board, Mr. Wise and his associates will comply with the requirements pursuant to such Bylaws specifying advance notice procedures. In Mr. Wise’s notices of nominations sent to the Company on June 6, June 26 and November 21, 2014 notifying the Company of Mr. Wise’s intent to nominate persons for election to the Board at the Annual Meeting, Mr. Wise reserved the right to nominate substitute or additional nominees if the Company changes its Bylaws to disqualify any of Mr. Wise’s director nominees or enlarge the Board. The Company has not objected to Mr. Wise’s retention of such rights. Mr. Wise and his associates believe that they have satisfied any advance notice requirements of the Bylaws by timely reserving their rights to provide such additional or substitute nominees. Further, Mr. Wise and his associates confirm that, should they lawfully identify or nominate substitute or additional nominees before the Annual Meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Incorporation by reference, page 21

10.	We note that you refer security holders to the company’s proxy statement for certain specified disclosure. You are required to provide information that will be contained in the company’s proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response: In response to the Staff’s comment, Mr. Wise and his associates have amended the Preliminary Proxy accordingly to indicate their intention to rely on Rule 14a-5(c) with respect to the provision of information that will be contained in the Company’s proxy statement for the Annual Meeting and to include an undertaking to distribute to the Company’s security holders a supplement containing the required information if the Company does not distribute its proxy materials to the Company’s security holders at least ten days prior to the Annual Meeting and if any required information is omitted from the Company’s definitive materials when filed (or if such materials are not filed).

Schedule II

11.	Please update this section from January 2014.

Response: In response to the Staff’s comment, Mr. Wise and his associates have amended the Preliminary Proxy accordingly to incorporate all publicly disclosed information as to the current beneficial ownership of the stated individuals and entities.

5

If you require any further information or have any questions please contact Michael Mies at +1 650 470 3130.

Very truly yours,

/s/ Michael Mies
Michael Mies
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, Darryl Keys

6

November __, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention:	Mr. Daniel F. Duchovny

Re:	Forward Industries, Inc.
Preliminary Proxy Statement filed by Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, and Darryl Keys
Filed November 14, 2014
File No. 001-34780

Dear Mr. Duchovny:

In response to the request of the staff of the Securities and Exchange Commission (the "Commission") set forth in the staff's letter dated November 21, 2014, I hereby acknowledge that:

a)	I am responsible for the adequacy and accuracy of the disclosure in the filing;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Terence Bernard Wise	/s/ Michael Luetkemeyer
Terence Bernard Wise	Michael Luetkemeyer
Participant	Participant

/s/ Howard Morgan	/s/ Sangita Shah
Howard Morgan	Sangita Shah
Participant	Participant

/s/ Eric Freitag	/s/ Darryl Keys
Eric Freitag	Darryl Keys
Participant	Participant

/s/ N. Scott Fine
N. Scott Fine
Participant